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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.25 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  023650104
                                --------------
                                (CUSIP Number)


                             Victor I. Lewkow, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 June 28, 1994
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].
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                                 SCHEDULE 13D

CUSIP No.  023650104
          ____________

_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |__|
                                                                     (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
              7   SOLE VOTING POWER

                  1,920,987.5
 NUMBER OF
_________________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH
_________________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           1,920,987.5



                                       2
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______________________________________________________________
            10  SHARED DISPOSITIVE POWER

                NONE
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,920,987.5
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________





                                       3
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                                 SCHEDULE 13D

CUSIP No.  023650104

          -------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AmWest Partners, L.P.
     75-2529331
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |__|
                                                                     (b) | x|

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     NA  (see item 4)
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

                  None
 NUMBER OF
_________________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         2,322,000
   EACH
_________________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           None
_________________________________________________________________


                                       4
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              10  SHARED DISPOSITIVE POWER

                  2,322,000
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,322,000
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.2%
________________________________________________________________
14   TYPE OF REPORTING PERSON

       PA
________________________________________________________________







                                       5
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     This amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D filed on May 16, 1994, as amended and supplemented by the amendment thereto filed on May 20, 1994 (the "Schedule 13D"), of TPG Partners, L.P ("TPG") and AmWest Partners, L.P. ("AmWest"), with respect to the Common Stock, $0.25 par value (the "Common Stock") of America West Airlines, Inc. (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On June 28, 1994, Belmont Capital Partners II, L.P., Fidelity Copernicus Fund, L.P., and Belmont Fund, L.P. entered into a new Subscription Agreement with AmWest (the "New Fidelity Subscription Agreement"). The New Fidelity Subscription Agreement replaces and supersedes in its entirety the previous Subscription Agreement among such parties dated April 7, 1994, a copy of which was filed as an exhibit to the Schedule 13D. A copy of the New Fidelity Subscription Agreement is filed as an Exhibit hereto and incorporated herein by this reference.


Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- New Fidelity Subscription Agreement







                                       6
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  July 12, 1994



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President



                                AMWEST PARTNERS, L.P.

                                By:  AmWest GenPar, Inc.
                                     General Partner

                                By:  /s/ James O'Brien
                                Name:   James O'Brien
                                Title:   Vice President



                                       7
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